EXHIBIT 99.16

CONSENT OF ERIC ROTH

Reference is made to the Annual Information Form (“AIF”) of Extorre Gold Mines Limited (the “Company”), which contains certain scientific and technical information related the Company’s Cerro Moro property, for which, unless otherwise specifically noted in the AIF, I was responsible for the preparation.

I hereby consent to the inclusion of references to my name in the Annual Report on Form 40-F of the Company, which is being filed with the United States Securities and Exchange Commission.

Dated this April 2, 2012.

/s/ Eric Roth
Name: Eric Roth